Thompson Hine, LLP
1919 M Street, N.W., Suite 700
Washington, DC 20036-1600

July 28, 2017

Mr. John M. Ganley
Ms. Megan Miller
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Morgan Creek Global Equity Long/Short Institutional Fund (the “Registrant”) File Nos. 333-210843 & 811-22461

Dear Mr. Ganley and Ms. Miller:

In separate conversations during the week of July 24, 2017, we received the following verbal comments related to the POS 8C filing made with the Securities and Exchange Commission (“SEC”) on June 1, 2017 from each of you. We also received prior verbal comments from Mr. Ganley that were addressed by us in a prior letter dated June 1, 2017 (the “Prior Letter”). For your convenience, your comments are summarized below and each comment is followed by our response.

Comment No. 1. Please confirm that the facing sheet of the Form N-2 will be revised to contain updated information about the fee for registering shares of the Registrant, including the dollar amounts of shares previously registered, the shares sold and the shares that remain unsold.

Response. The facing sheet of the Form N-2 has been updated as requested.

Comment No. 2. In note (4) of the fee table on page 9 of the Prospectus, please add language noting the possible recoupment of fee waivers and reimbursements that address the timing of recoupment.

Response. The following language has been added to note (4):

These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved, within the foregoing expense limits or within the expense limits in place at the time of recoupment, whichever is lower.

John M. Ganley
Megan Miller

July 28, 2017

Comment No. 3. Please review the dollar amounts for the Class A Shares in the fee example on page 10 of the Prospectus to ensure that they reflect the front-end sales load paid by shareholders.

Response. The dollar amounts in the fee example on page 10 of the Prospectus for the Class A Shares have been adjusted so that they now reflect the front-end sales load paid by shareholders.

* * * * * *

As stated in the Prior Letter with respect to Registrant’s Post-Effective Amendment No. 3, we further respectfully hereby request acceleration of the effective date of the Registrant’s Post-Effective Amendment No. 4 so that it may become effective on Friday, July 28, 2017.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need further information, please call me at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench
Bibb L. Strench

cc:	Mark Vannoy
Morgan Creek Global Equity
Long/Short Institutional Fund